July 31, 2024

Terrence M. Tierney
President and Chief Financial Officer
Trustfeed Corp.
10940 Wilshire Boulevard
Suite 705
Los Angeles, CA 90024

        Re: Trustfeed Corp.
            Revised Preliminary Information Statement on Schedule 14C Filed July 25, 2024
            File No. 000-56555
Dear Terrence M. Tierney:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Stephen E. Fox